George R. Vaughn	gvaughn@novelos.com
Chief Financial Officer

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

September 5, 2007

Re:	Novelos Therapeutics, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
(File No. 333-143263)

Ladies and Gentlemen:

Novelos Therapeutics, Inc., a Delaware corporation (the “Company”), has filed Amendment No. 3 to Registration Statement on Form SB-2, File No. 333-143263 (the “Registration Statement”).

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby requests that the effectiveness of the Registration Statement be accelerated so that the Registration Statement will become effective at 4:30 p.m. EST on September 6, 2007, or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Novelos Therapeutics, Inc. One Gateway Center, Suite 504 Newton, MA 02458 617.244.1616 Fax 964.6331

Please advise Paul Bork of Foley Hoag LLP at 617-832-1113 or, in his absence, Amanda Kirouac at 617-832-3091, when the Registration Statement has been declared effective or if the staff has any questions.

Thank you for your cooperation.

Very truly yours,

Novelos Therapeutics, Inc.

By: /s/ George R. Vaughn
George R. Vaughn, Chief Financial Officer

cc:	Paul Bork, Esq.